Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2012	2011	2010	2009	2008
EARNINGS:
(Loss) income from continuing operations before income taxes and non-controlling interest	$(118,305)	$(89,674)	$(35,215)	$(29,128)	$100,341
Add: Fixed charges	25,388	26,130	25,353	17,304	8,817

Total (loss) earnings	(92,917)	(63,544)	(9,862)	(11,824)	109,158

FIXED CHARGES:
Interest on debt and amortization of deferred financing costs	5,513	1,618	848	1,737	4,666
Estimated interest expense included in rental expense	6,140	7,439	4,656	4,522	4,151
Preference security dividends, pre-tax (2)	13,735	17,073	19,849	11,045	—

Total fixed charges	$25,388	$26,130	$25,353	$17,304	$8,817

RATIO OF EARNINGS TO FIXED CHARGES	— (1)	— (1)	— (1)	— (1)	12.38

(1)	Earnings for the years ended December 31, 2012, 2011, 2010 and 2009 were insufficient to cover fixed charges and preferred stock dividends by $118.3 million, $89.7 million, $35.2 million and $29.1 million, respectively.

(2)	Preference security dividends is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.